June 10, 2025

Kit Marrs
Chief Executive Officer
Alaska Silver Corp.
3573 East Sunrise Dr. Suite 233
Tucson, AZ 85718

       Re: Alaska Silver Corp.
           Draft Registration Statement on Form S-1
           Submitted May 14, 2025
           CIK No. 0001893899
Dear Kit Marrs:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. You provide that you have applied to list your common stock on the OTCQB Venture
       Markets. This appears inconsistent with disclosure elsewhere regarding proposed listing on OTCQX. Please revise or advise. Please also revise your disclosure here and throughout the filing, including in the Risk Factors section, to discuss whether you will be considered a penny stock under Rule 3a51-1 of the Securities Exchange Act of
       1934 and the additional risks if you are deemed to be a penny stock. In addition, revise to make clear that OTC Markets is a quotation medium for subscribing members, not an issuer listing service, and that only market makers can apply to quote securities. If your offering is contingent upon quotation on the OTCQB
       Venture Markets, please make this clear on your cover.
 June 10, 2025
Page 2

2. Please disclose on the cover page that you do not intend to apply for listing of the
       Warrants on any national securities exchange or trading system, as referenced on page
       7. Also, with respect to your disclosure that your subordinate voting shares are
       currently quoted under the symbol    WAM    on the TSX Venture Exchange,
or
          TSXV,    please disclose the market price of your subordinate voting shares as of the
       latest practicable date.
Prospectus Summary, page 1

3. Please clearly disclose here and in your risk factor section that the subordinate shares being registered in this offering are part of a dual-class voting structure, in which holders of proportionate voting shares possess the voting equivalent of
100
       subordinate voting shares per every proportionate voting share held. Describe the potential risks of additional dilution if the holders of proportionate voting shares convert their shares into 100 subordinate voting shares per every proportionate voting share held. Also provide a risk factor disclosing, if true, that future issuances of proportionate voting shares may be dilutive to holders of subordinate voting shares.
Implications of Being an Emerging Growth Company, page 3

4. We note your disclosure that after you cease to qualify as an emerging growth company, certain of the exemptions available to you as an emerging growth company may continue to be available to you as a smaller reporting company. Please revise to provide attendant risk factor disclosure.
Risks Related to our Business, page 11

5. We note the discussion of the substantial doubt as to your ability to continue as a going concern reflected in the report of your independent registered public accountant. Please revise to provide attendant risk factor disclosure. Risk Factors
Certain of the directors and officers of ours also serve as directors and/or officers of other companies..., page 28

6. We note your disclosure that certain of your directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Please expand your disclosure to explain how you expect to resolve such conflicts.
Use of Proceeds, page 33

7. We note your disclosure that the principal purposes of this offering are to obtain additional capital to support your operations; that you intend to use the net proceeds from this offering to fund mining and exploration activities; and that you intend to use the remaining proceeds to fund working capital and general corporate expenditures out of your existing cash reserves. Please clarify whether you intend to use any of the proceeds from this offering to repay the $1,200,000 advance you received from a small group of existing shareholders, or any amounts due under the Piek Promissory
       Note. If so, provide all of the disclosure required by Item 504 of Regulation S-K.
 June 10, 2025
Page 3

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business, page 37

8. You state that you have no substantial revenue. However in other sections of the filing, for example, on page 47 you state that you have no operating revenue.
       Similarly, on page 24 you state that you have only generated modest revenues. Please revise to accurately reflect your historical revenue generation or explain the inconsistencies in your disclosure.
Governmental Approvals and Regulations, page 46

9. We note your disclosure that mining operations and exploration activities in the
       United States are subject to various federal, state and local laws and regulations which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. Please expand your disclosure to better describe these individual regulations to the extent they are material to your business and operations. Refer to Item 101(h)(4)(viii) of Regulation S-K.
Business
Description of Business
Status of Development Efforts, page 47

10. Please significantly expand your disclosure in this section to provide anticipated timelines, milestones, and the current status of each of your projects. Refer to Item
       101(h) of Regulation S-K.
Properties, page 48

11. We note your disclosure on page 48 suggesting that you have other key mineral resource projects in other jurisdictions within the United States. Please expand your summary disclosure to include all of your mineral properties, including a map showing the locations of all properties, pursuant to Item 1303(b) of Regulation S-K.
12. Please expand your description of the Illinois Creek Project to summarize the work that you have completed on the property, consistent with Item 1304(b)(2) of
       Regulation S-K.
13. We note your disclosure on page 55, indicating that historical quality assurance/quality control (QA/QC) programs are lacking or poorly documented. Item
       1305 requires a summary of the internal controls related to exploration and mineral resource and reserve estimation efforts. Considering that you have performed exploration work and have determined mineral resources, it appears the disclosure on page 55 should be consistent with the quality assurance and quality control disclosure on page 52. Please advise.
Management, page 56

14. You provide on page 28 that certain of your officers and directors also serve as directors and/or officers of other companies involved in natural resource exploration and development. Please expand your disclosure in this section to detail each title or position held, and the length of time the position has been held.
 June 10, 2025
Page 4

15. Please revise your disclosure to describe the business experience during the past five years for each director, executive officer, and named significant employees, including the principal occupations and employment during the past five years. See
Item 401(e)
       of Regulation S-K.
Certain Relationships and Related Transactions, page 66

16. You provide that, except for compensation arrangements for your directors and executive officers, there have been no related party transactions in your two most recently completed fiscal years. However, you provide on page 41 that, subsequent to
       December 31, 2024, the Company was issued an advance of $1,200,000 from a small group of existing shareholders to sustain general and administrative costs until the
       Company is able to complete an equity financing in the spring of 2025. Please provide supplemental discussion as to why this advance is not a related party transaction, or, if it is, please provide the disclosure required under Item 404 of Regulation S-K.
Description of Securities, page 69

17. Please revise to include risk factor disclosure regarding any potential material dilutive effect(s) of the outstanding Warrants and Finder Warrants.
Note 1. Nature and Continuance of Operations, page F-9

18.    You refer to the company as Western Alaska Minerals Corp. or    WAM
in the
       financial statements which is not consistent with your recent name change to Alaska
       Silver Corp and the disclosure on page 2 and elsewhere in the filing. Please explain or
       revise. Also, please define    WACG    where it is first used on page
37.
Note 2. Basis of Presentation and Material Accounting Policies
Loss Per Share, page F-12

19. You state that the Proportional Voting Shares have voting and economic rights on an as-converted basis and are, in effect, Subordinate Voting Shares compressed at the ratio of 100:1. You also state that diluted loss per share is calculated by the treasury stock method. Please respond to the following:
           Tell us your consideration of ASC 260-10-45-59A through 45-70 in identifying participating securities and the use of the two-class method. Also, please consider revising your accounting policy to address this matter accordingly. In a separate footnote, provide the disclosures required by ASC
260-10-50-1
           through 2 that support your calculation of loss per share.
Note 6. Related Party Transactions, page F-15

20.    You state that as at December 31, 2024, $722,989 (2023     $523,757) is
included in
       accounts payable and accrued liabilities. However, we note these amounts are separately presented in the balance sheet as due to related parties. Please revise to provide a description of these related party transactions and other related disclosures to comply with ASC paragraphs 850-10-50-1 through 50-4. Additionally,
       we note that under the section    Certain Relationships and Related
Transactions    at
       page 66, you state that except for compensation arrangements there have been no
 June 10, 2025
Page 5

       related party transactions in your two most recently completed financial years. Please revise this section to provide information that is consistent with your financial statement disclosures.
Note 11. Segmented Information, page F-22

21. We note you operate within a single reportable segment. Please provide the disclosures required by ASC 280-10-50-20 as amended by ASU 2023-07. Also refer to paragraphs 280-10-55-15D through 55-15F.
Exhibits

22. We note your disclosure at page 63 that you have in place an executive employment agreement with 1397257 BC Ltd., a company controlled by Darren Morgans, your
       Chief Financial Officer. However, we do not observe an entry in your exhibit index
       for such agreement. Please revise or advise.
23. We note that your technical report summary includes resource estimates for the
       Illinois Creek deposit, the leach pad area at Illinois Creek, and the Waterpump Creek deposit. However your registration statement only includes a resource estimate for the
       Illinois Creek deposit. Please advise.
24. Please obtain and file the written consent of the qualified person(s) with respect to your technical report summary as required by Item 1302(b)(4) of Regulation S-K.
25. Please revise your registration statement to state whether each qualified person who prepared the technical report summary is an employee of the company and, if not, name the qualified person's employer and disclose whether the qualified person is affiliated with the company, as required by Item 1302(b)(5) of Regulation S-K.
General

26. Your prospectus cover page states that you will be offering subordinate voting shares together with warrants to purchase subordinate voting shares. If the subordinate voting shares and warrants will only be offered together, then you must register units in your offering, even if the subordinate voting shares and warrants are immediately separable following this offering. Please revise your cover page to identify the units as securities in this offering, and to identify the components of the units. The pricing table should reflect the common stock and warrants priced as a unit with a footnote indicating the values assigned to each of the securities. Revise your entire disclosure to reflect that you are selling units. Alternatively, please explain why units do not need to be registered in this offering. For guidance, please refer to Questions 240.05 and 240.06 of our Compliance and Disclosure Interpretations, Securities Act Rules.
27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. June 10, 2025
Page 6

        Please contact Ranjit Singh Pawar at 202-551-2702 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. For any questions relating to engineering comments, you may contact John Coleman at 202-551-3610. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-
551-8749 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Daniel M. Miller